EXHIBIT 3.1A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF TERCICA MEDICA, INC.

a Delaware corporation

TERCICA MEDICA, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A.    The name of the corporation is Tercica Medica, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on December 14, 2001. A Certificate of Amendment of the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 22, 2002 and the Certificate of Incorporation was subsequently amended and restated in its entirety on May 15, 2002.

B.    This Amended and Restated Certificate of Incorporation amends, restates and integrates the provisions of the Certificate of Incorporation of this corporation in accordance with the applicable provisions of Sections 242 and 245 of the Delaware General Corporation Law, as it may be amended from time to time (the “DGCL”) and was duly adopted by (i) the requisite vote of the Board of Directors of this corporation in accordance with the applicable provision of Sections 242 and 245 of the DGCL and (ii) the written consent of the stockholders of this corporation entitled to vote thereon in accordance with the provisions of Sections 228, 242 and 245 of the DGCL, and written notice of the action taken was provided to all non-participating stockholders in accordance with the provisions of Section 228 of the DGCL.

C.    The text of the Certificate of Incorporation of this corporation is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, Tercica Medica, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, thereunto duly authorized, this 9th day of July, 2003.

TERCICA MEDICA, INC. a Delaware corporation

By:	/s/ JOHN A. SCARLETT

John A. Scarlett, M.D. President and Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of this corporation is TERCICA MEDICA, INC.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19081. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV

This corporation is authorized to issue two classes of capital stock to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of capital stock that the corporation is authorized to issue is 143,189,267 shares, of which 82,000,000 shares shall be Common Stock, par value $0.0064 per share (the “Common Stock”), and 61,189,267 shares shall be Preferred Stock, par value $0.001 per share. The Preferred Stock shall be divided into series and, of 25,866,667 shares shall be designated as Series A Preferred Stock, par value $0.001 (the “Series A Preferred Stock”), and 35,322,600 shares shall be designated as Series B Preferred Stock, par value $0.001 (the “Series B Preferred Stock”).

ARTICLE V

The relative powers, preferences, special rights, qualifications, limitations and restrictions relating to the Series A Preferred Stock and Series B Preferred Stock (the “Preferred Stock”) are as follows:

Section 1.    Issuance.    The original issuance price of the Series A Preferred Stock shall be $1.00 per share (as adjusted for any Recapitalizations (as defined below)) (the “Original Series A Issue Price”). The original issuance price of the Series B Preferred Stock shall be $1.25 per share (as adjusted for any Recapitalizations) (the “Original Series B Issue Price”). The term “Original Series Issue Price” means the Original Series A Issue Price or the Original Series B Issue Price, in each case as applicable. The date on which the first share of Series B Preferred Stock was issued shall hereafter be referred to as the “Original Series B Issue Date.” The term “Recapitalization” shall mean, with respect to a particular series or class of capital stock of this corporation, any stock dividends, splits, distributions, subdivisions, combinations, reverse stock splits, reclassifications, recapitalizations and the like with respect to such shares of such series or class of this corporation’s capital stock, effective after the Original Series B Issue Date.

Section 2.    Dividends.

(a)    Preference Dividends.    The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable solely in shares of Common Stock of this corporation) on the Common Stock of this corporation, at the rate of eight percent (8%) of the applicable Original Series Issue

Price per annum on each outstanding share of Preferred Stock (the “Dividend Rate”) held by such holders. After payment of such dividends, any additional dividends shall be distributed among the holders of Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock).

(b)    Dividends Noncumulative.    Dividends on shares of Preferred Stock under this Section 2 shall be payable when, as and if declared by the Board of Directors of this corporation (the “Board of Directors”), and shall not be cumulative, and no right shall accrue to holders of Preferred Stock under this Section 2 by reason of the fact that dividends on said shares are not declared in any prior period, nor shall any undeclared or unpaid dividend bear or accrue interest.

Section 3.    Liquidation Preference.    In the event of any liquidation, dissolution, or winding up of the corporation, distributions to the stockholders of the corporation shall be made in the following manner:

(a)    Preferred Stock Preference.    The holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the applicable Original Series Issue Price (as adjusted for any Recapitalizations) plus any declared but unpaid dividends on such share of Preferred Stock (the “Preferred Stock Preference”). If upon such liquidation, dissolution or winding up of the corporation, the assets and funds of the corporation are insufficient to provide for the cash payment of the Preferred Stock Preference to the holders of Preferred Stock, then the entire assets of the corporation legally available for such distribution shall be distributed with equal priority and pro rata among the holders of Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive pursuant to this Subsection 3(a).

(b)    Remaining Assets.    After payment or setting apart of payment of the Preferred Stock Preference, the entire remaining assets and funds of the corporation legally available for distribution, if any, shall be distributed among the holders of Preferred Stock and the holders of Common Stock in proportion to the shares of Common Stock then held by each such holder (including the shares of Common Stock which each holder then has the right to acquire upon conversion of shares of Preferred Stock held by such holder).

(c)    Reorganization; Definition of Liquidation and Change of Control.    For purposes of this Section 3, a liquidation, dissolution or winding up of the corporation (a “Liquidation”) shall be deemed to be occasioned by, or to include: (i) the acquisition of the corporation by another entity by means of any transaction or series of related transactions to which the corporation is a party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes, provided that such capital raising transaction is approved by the Board of Directors including at least a majority of (A) the Series A Directors (as defined in Section 4 below) and (B) the Series B Directors (as defined in Section 4 below) other than a transaction or series of related transactions in which the holders of the voting securities of the corporation outstanding immediately prior to such transaction or series of related transactions continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares of capital stock in the corporation held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the corporation or such surviving entity outstanding immediately after such transaction or series of transactions; (ii) a sale, lease, assignment, transfer or disposal of all or substantially all of the assets of the corporation; or (iii) any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary. Any transaction within clauses (i) and (ii) of the previous sentence is referred to herein as a “Change of Control” transaction. Notwithstanding the foregoing, the treatment of any particular transaction or series of related transactions as a Liquidation or a Change of Control may be waived by the affirmative vote or written consent of (x) the holders of at least a majority of the Series A Preferred Stock and (y) the holders of at least a majority of the Series B Preferred Stock.

(d)    Non-Cash Consideration; Determination of Fair Market Value.    If any assets of the corporation distributed to stockholders pursuant to Subsection 3(c) are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly traded securities to be distributed to stockholders pursuant to Subsection 3(c) shall be valued as follows:

(i)    If the securities are traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) days prior to the closing of such transaction;

(ii)    If the securities are actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sales prices (whichever is applicable) over the 30-day period ending three (3) days prior to the closing of such transaction; and

(iii)    Securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate of the corporation) shall be valued in such a manner as to make an appropriate discount from the market value to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(e)    In the event the requirements of Section 3 are not complied with or otherwise waived by (i) the holders of at least a majority of the outstanding shares of Series A Preferred Stock and (ii) the holders of at least a majority of the outstanding shares of Series B Preferred Stock (which waiver shall be effective as to all holders of Preferred Stock), this corporation shall forthwith either:

(i)    cause such closing to be postponed until such time as the requirements of this Section 3 have been complied with; or

(ii)    cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Subsection 5(l) hereof.

Section 4.    Voting Rights.

(a)    Generally.    Except with respect to the election of certain directors or as otherwise required by law or as provided herein, each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock could be converted on the record date for the vote or consent of stockholders by written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock. The holder of each share of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the corporation and upon any other matter submitted to a vote of stockholders, except those matters required by law to be submitted to a class vote. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b)    Election of Directors.    For as long as at least 10,000,000 shares of Series B Preferred Stock are outstanding (as adjusted for any Recapitalizations) and Rho Ventures IV, L.P., Rho Ventures IV GmbH & Co. Betiligungs KG, Rho Ventures IV (QP), L.P., and Rho Management Trust I (collectively, the “Rho Entities”) hold at least 7,500,000 shares of Series B Preferred Stock (as adjusted for any Recapitalizations), the holders of Series B Preferred Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board of Directors (each, a “Series B Director”) at each stockholders’ meeting or pursuant to each written consent of the corporation’s stockholders related to the election of directors; provided, that in the event fewer than 10,000,000 shares of Series B Preferred Stock are outstanding (as adjusted for any Recapitalizations) and the Rho Entities hold at least 7,500,000 shares of Series B Preferred Stock (as adjusted for recapitalizations), the holders of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board of Directors (also, a “Series B Director”). In the event that there is only one (1) Series B Director pursuant to this Section 4(b), one (1) member of the Board of Directors (an “Additional Director”) shall be elected by the stockholders of the corporation, voting as a single class, at each stockholders’ meeting or pursuant to each written consent of the stockholders of the corporation related to the election of directors. In the event that there are no Series B Directors pursuant to this Section 4(b), two (2) members of the Board of Directors (also, each an “Additional Director”) shall be elected by the stockholders of the corporation, voting as a single class, at each stockholders’ meeting or pursuant to each written consent of the stockholders of the corporation related to the election of directors. For as long as at least 10,000,000 shares of Series A Preferred Stock are outstanding (as adjusted for any Recapitalizations), the holders of Series A Preferred Stock, voting as a separate class, shall be entitled to elect three (3) members of the Board of Directors (each, a “Series A Director”) at each stockholders’ meeting or pursuant to each written consent of the corporation’s stockholders related to the election of directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect three (3) members of the Board of Directors (each, a “Common Director”) at each stockholders’ meeting or pursuant to each written consent of the corporation’s stockholders related to the election of directors. Except as otherwise provided above, any vacancy on the Board of Directors created by a Series B Director, Series A Director or a Common Director shall be filled by the directors (or by a sole remaining director) elected by the holders of the respective class, classes or series thereof that originally elected the director creating the vacancy; provided, that if there is no such elected director remaining, such vacancy shall be filled by the affirmative vote of the holders of a majority of the then outstanding shares of the respective class or classes or series thereof; and provided, further, that for the purposes of filling any vacancies in accordance with this sentence, a quorum will constitute a majority of the directors (or the sole remaining director) entitled to elect a member of the Board of Directors to fill any such vacancy. A majority of the holders of Series B Preferred Stock, a majority of the holders of Series A Preferred Stock, and a majority of the holders of the Common Stock, each voting as a separate class, shall be entitled to elect the remaining directors of the Board of Directors (each, an “Independent Director”). Any vacancy on the Board of Directors created by an Independent Director shall remain unfilled until the next special or annual meeting of the stockholders to be held following the creation of such vacancy, at which meeting an Independent Director will be elected by the stockholders in accordance with the preceding sentence. Any director may be removed without cause only by the affirmative vote of a majority of the then outstanding shares of the respective class, classes or series entitled to vote to fill such directorship position. The authorized number of directors shall be fixed from time to time in the manner set forth in the corporation’s bylaws, subject to the rights the holders of Preferred Stock set forth in Section 6 hereof.

Section 5.    Conversion.    The holders of Preferred Stock have conversion rights as follows (the “Conversion Rights”):

(a)    Right to Convert.    Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Series Issuance Price by the applicable Series Conversion Price (defined below), determined as hereinafter provided, in effect at the time of the conversion. The term “Series Conversion Price” means the “Series B Conversion Price” per share for the Series B Preferred Stock, which shall initially be $1.25, or the “Series A Conversion Price” per share for the Series A Preferred Stock, which shall initially be $1.00, in each case subject to adjustment as hereinafter provided. The number of shares of Common Stock into which a share of Series B Preferred Stock is convertible is hereinafter referred to as the “Series B Conversion Rate” and the number of shares of Common Stock into which a share of Series A Preferred Stock is convertible is hereinafter referred to as the “Series A Conversion Rate.” The term “Series Conversion Rate” means the Series B Conversion Rate or the Series A Conversion Rate, in each case as applicable.

(b)    Automatic Conversion.    Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Series Conversion Rate upon the earlier to occur of: (i)

immediately prior to the closing of the first firm commitment public offering of Common Stock to the general public pursuant to an effective registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, pursuant to which (A) the per share offering price to the public is equal to or exceeds $3.00 (as adjusted for any Recapitalizations) and (B) the aggregate gross proceeds to the Company (prior to the deduction of underwriter discounts or commissions and offering expenses) are equal to or exceed $35,000,000 (a “Qualified IPO”) or (ii) on the date upon which the corporation obtains the affirmative vote or written consent to effect such conversion from (x) the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, and (y) the holders of at least sixty percent (60%) of the outstanding shares of Series B Preferred Stock. In the event of the automatic conversion of the Preferred Stock upon a Qualified IPO as described in clause (i) of the previous sentence, the person(s) entitled to receive the Common Stock issuable upon such conversion of Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(c)    Mechanics of Conversion.    Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor pursuant to Subsection 5(a), such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the corporation at such office that such holder elects to convert the same; provided, however, that in the event of an automatic conversion pursuant to Subsection 5(b), the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the corporation or its transfer agent, and provided further that the corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the corporation or its transfer agent as provided above, or the holder notifies the corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it in connection with such certificates. The corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and, when applicable pursuant to Subsection 5(d), a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, or in the case of automatic conversion, on the date of closing of the offering, or as provided in the written consent, as the case may be, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. In cases other than automatic conversions, if the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, or in connection with a Change of Control transaction, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering or the closing of such Change of Control transaction, as the case may be, in which event the person(s) entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities or the closing of such Change of Control transaction, as the case may be.

(d)    Fractional Shares.    In lieu of any fractional shares to which the holder of Preferred Stock would otherwise be entitled, the corporation shall pay cash equal to such fraction multiplied by the fair market value (as determined in good faith by the Board of Directors) of one share of Common Stock as of the time such holder would be entitled to receive such fraction of a share. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock or Series A Preferred Stock, as the case may be, of each holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(e)    Subdivisions and Combinations of Common Stock.

(i)    If the number of shares of Common Stock outstanding at any time after the Original Series B Issue Date is increased by a stock dividend payable in shares of Common Stock or by a forward stock split or subdivision of shares of Common Stock, then, on the date such payment is made or such change is effective, the Series Conversion Price of the Series B Preferred Stock or Series A Preferred Stock, as the case may be, shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Preferred Stock shall be increased in proportion to such increase of outstanding shares.

(ii)    If the number of shares of Common Stock outstanding at any time after the Original Series B Issue Date is decreased by a combination or consolidation of the outstanding shares of Common Stock or reverse stock split of the outstanding shares of Common Stock, then, on the effective date of such combination or reverse stock split, the Series Conversion Price of the Series B Preferred Stock or Series A Preferred Stock, as the case may be, shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(f)    Subdivisions and Combinations of Preferred Stock.

(i)    If the number of outstanding shares of Preferred Stock at any time after the Original Series B Issue Date is increased by a forward stock split or subdivision of shares of Preferred Stock, then, on the date such payment is made or such change is effective, the applicable Dividend Rate, Series Original Issue Price, Series Conversion Price and Preferred Stock Preference of the affected Series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased.

(ii)    If the number of outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined or consolidated (by reclassification or otherwise) into a lesser number of outstanding shares of Preferred Stock, then, on the effective date of such combination or consolidation, the Dividend Rate, Series Original Issue Price, Series Conversion Price and Preferred Stock Preference of the affected Series of Preferred Stock in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such subdivision, be proportionately increased.

(g)    Recapitalization.    If at any time, or from time to time after the Original Series B Issue Date, there shall be a capital reorganization (other than a split, subdivision or combination of outstanding shares or a transaction deemed to be a liquidation, dissolution, or winding-up of the corporation pursuant to Subsection 3(c) above) or any reclassification of the capital stock of the corporation, each share of Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the corporation deliverable upon conversion of such Preferred Stock would have been entitled upon such reorganization or reclassification; and, in any such case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series B Preferred Stock and the holders of Series A Preferred Stock, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Series Conversion Price, in each case as applicable) shall thereafter be applicable, as nearly as reasonably may be, in relation to any share of stock or other property thereafter deliverable upon the conversion of such Preferred Stock.

(h)    Adjustments to Series Conversion Price for Dilutive Issuances.

(i)    Special Definitions.    For purposes of this Subsection 5(h), the following definitions shall apply:

(A)    “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Subsection 5(h)(iii) below, deemed to be issued) by the corporation after the Original Series B Issue Date, other than:

(1)    shares of Common Stock issued upon conversion of shares of Preferred Stock;

(2)    shares of Common Stock issued as a dividend or distribution on Preferred Stock or pursuant to any transaction for which adjustment is made pursuant to this Section 5;

(3)    shares of Common Stock, Convertible Securities (as defined in Subsection 5(h)(i)(B) below) or Options (as defined in Subsection 5(h)(i)(C) below) issued or issuable pursuant to a bona fide, firmly underwritten public offering pursuant to a registration statement filed under the Securities Act of 1933, as amended, in connection with which all shares of Preferred Stock are converted into Common Stock;

(4)    shares of Common Stock, Options or Convertible Securities issued or issuable to employees or directors of, or consultants or advisors to, the corporation pursuant to a stock grant, option plan or purchase plan or other stock incentive program or compensation arrangement or agreement approved by the Board of Directors (including at least sixty percent (60%) of the Series A Directors and the Series B Directors, voting together as a group) for employees, directors, consultants, advisors or placement agents of the corporation, or upon exercise of Options granted to such parties pursuant to any such agreement, plan, program or arrangement;

(5)    shares of Common Stock issued upon the exercise or conversion of Options or Convertible Securities outstanding as of the Original Series B Issue Date;

(6)    shares of Common Stock, Options or Convertible Securities issued in connection with bona fide acquisitions, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, as approved by the Board of Directors (including at least sixty percent (60%) of the Series A Directors and the Series B Directors, voting together as a group);

(7)    shares of Common Stock, Options or Convertible Securities issued in consideration of collaborations or agreements to license technology and/or provide sponsored research or other strategic partnership agreements, which agreements have been approved by the Board of Directors (including at least sixty percent (60%) of the Series A Directors and the Series B Directors, voting together as a group);

(8)    shares of Common Stock, Options or Convertible Securities issued in connection with bona fide equipment leasing, real estate leases, commercial credit arrangements, debt financings, equipment or real estate financings or other loan arrangements approved by the Board of Directors (including at least sixty percent (60%) of the Series A Directors and the Series B Directors, voting together as a group); and

(9)    shares of Common Stock, Options, Convertible Securities or other securities that are otherwise expressly deemed not to be “Additional Shares of Common Stock” under this Section 5(h) by affirmative vote or written consent of (x) the holders of at least a majority of the Preferred Stock, voting together as a class, and (y) the holders of at least sixty percent (60%) of the outstanding shares of Series B Preferred Stock.

(B)    “Convertible Securities” shall mean stock or other securities convertible into or exchangeable for Common Stock.

(C)    “Options” shall mean rights, options or warrants to subscribe for, purchase, or otherwise acquire, either Common Stock or Convertible Securities.

(ii)    No Adjustment to Conversion Prices.    No adjustment in the applicable Series Conversion Price of the Preferred Stock shall be made in respect of the issuance or deemed issuance of Additional Shares of Common Stock unless the consideration per share (as determined pursuant to Subsection 5(h)(v) below) for an Additional Share of Common Stock issued or deemed to be issued by the corporation is less than the applicable Series Conversion Price in effect on the date of, and immediately prior to, such issuance or deemed issuance for such affected Series of Preferred Stock.

(iii)    Deemed Issuance of Additional Shares of Common Stock.    In the event that the corporation at any time or from time to time after the Original Series B Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto assuming the satisfaction of any conditions to exercisability, conversion or exchange, including the passage of time, but without regard to any provisions contained therein providing for a subsequent adjustment to such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion, exchange or exercise of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, however, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A)    no further adjustment in the applicable Series Conversion Price shall be made upon the subsequent issue of shares of Common Stock or Convertible Securities upon either the exercise of such Options or the conversion, exchange or exercise of such Convertible Securities, in each case, pursuant to their respective terms;

(B)    if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any decrease in the consideration payable to the corporation, or increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof, then any adjustment to the applicable Series Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such decrease or increase becoming effective, be recomputed to reflect such decrease or increase insofar as it affects such Options or the rights of conversion, exchange or exercise under such Convertible Securities;

(C)    no readjustment pursuant to clause (B) above shall have the effect of increasing the applicable Series Conversion Price to an amount which exceeds the lower of (i) the applicable Series Conversion Price on the original adjustment date or (ii) the applicable Series Conversion Price that would have resulted from other issuances of Additional Shares of Common Stock between the Original Series B Issue Date and such readjustment date;

(D)    upon the expiration, in accordance with their terms (as set forth in the instrument relating thereto), of any such Options or any rights of conversion, exchange or exercise under such Convertible Securities which shall not have been exercised, the applicable Series Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(1)    in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the corporation upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the corporation upon such conversion or exchange; and

(2)    in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such

Options, and the consideration received by the corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the corporation upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(E)    no readjustment pursuant to clauses (D)(1) or (D)(2) above shall have the effect of increasing the applicable Series Conversion Price to an amount which exceeds the lower of (i) the applicable Series Conversion Price on the original adjustment date or (ii) the applicable Series Conversion Price that would have resulted from other issuances of Additional Shares of Common Stock between the Original Series B Issue Date and such readjustment date.

(iv)    Adjustment of Series Conversion Price Upon Issuance of Additional Shares of Common Stock.    In the event this corporation shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 5(h)(iii) above) without consideration or for a consideration per share (determined in the manner provided in Subsection 5(h)(v) below) less than the applicable Series Conversion Price of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Series Conversion Price of the affected Series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Series Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue, plus the number of shares which the aggregate consideration received by the corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Series Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued. Notwithstanding the foregoing, the applicable Series Conversion Price shall not be reduced at such time if the amount of such reduction would be less than one cent ($0.01), but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal one cent ($0.01) or more in the aggregate. For the purposes of this Subsection 5(h)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise, exchange and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed outstanding.

(v)    Determination of Consideration.    For purposes of this Subsection 5(h), the consideration received by the corporation for the issue (or deemed issue) of any Additional Shares of Common Stock shall be computed as follows:

(A)    Cash and Property.    Such consideration shall:

(1)    insofar as it consists of cash, be computed at the aggregate amount of cash received by the corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the corporation for any underwriting or otherwise in connection with such issuance, and excluding amounts paid or payable for accrued interest on accrued dividends;

(2)    insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(3)    in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as reasonably determined in good faith by the Board of Directors.

(B)    Options and Convertible Securities.    The consideration per share received by the corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 5(h)(iii) shall be determined by dividing:

(1)    the total amount, if any, received or receivable by the corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2)    the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, as determined in Subsection 5(h)(iii) above.

(i)    Minimal Adjustments.    All calculations under this Section 5 shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

(j)    No Impairment.    The corporation will not, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Preferred Stock against impairment. Notwithstanding the forgoing, nothing in this Subsection 5(j) shall restrict or impair the corporation’s right to amend its Certificate of Incorporation with the requisite consent of the stockholders and the Board of Directors, subject to the protective covenants set forth in Section 6 below.

(k)    Certificate as to Adjustments.    Upon the occurrence of each adjustment or readjustment of the applicable Series Conversion Rate for any Series of Preferred Stock pursuant to this Section 5, the corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The corporation shall, upon written request at any time of any holder of any Series of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) all such adjustments and readjustments, (ii) the Series Conversion Rate at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder’s shares of Preferred Stock.

(l)    Notices of Record Date and Proposed Liquidation Distribution.

(i)    In the event of any taking by the corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive a dividend or other distribution, the corporation shall mail to each holder of Preferred Stock at least ten (10) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(ii)    In the event of a Change in Control transaction, the corporation shall give each holder of Preferred Stock written notice of such impending transaction (A) not later than twenty (20) days prior to the stockholders’ meeting called to approve such transaction, or (B) in the event such Change of Control transaction is approved by written consent of the stockholders, not later than twenty (20) days prior to the closing of such Change of Control transaction.

(iii)    In the event of any Liquidation distribution (including without limitation by means of a Change of Control transaction) pursuant to Section 3 above, the corporation shall mail to each holder of Preferred Stock at least ten (10) days prior to the date of such distribution a notice certifying as to (A) the anticipated aggregate proceeds available for distribution to holders of Preferred Stock and Common Stock and (B) the amount expected to be distributed pursuant to Section 3 in respect of each share of each outstanding Series of Preferred Stock and each share of Common Stock.

(m)    Notices.    Any notice required by the provisions of this Section 5 to be given to the holders of shares of the Preferred Stock shall be deemed given (i) upon personal delivery or delivery by messenger, (ii) three (3) business days after deposit in the United States mail, postage prepaid, and addressed to the applicable holder of record at such holder’s address appearing on the corporation’s books, (iii) one (1) business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid for United States deliveries, or three (3) business days after such deposit for deliveries outside of the U.S., or (iv) one (1) business day after transmission by facsimile or electronic mail (with confirmation), if delivered by facsimile or electronic mail with copy by first class mail, postage prepaid.

(n)    Reservation of Stock Issuable Upon Conversion.    The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, obtaining the requisite stockholder approval required for any necessary amendment to this Certificate of Incorporation.

(o)    No Reissuance of Converted Shares of Preferred Stock.    No shares of Preferred Stock which have been converted into Common Stock after the original issuance thereof shall ever again be reissued. All such shares of Preferred Stock which have been converted into Common Stock pursuant to Section 5 above shall be cancelled and shall not thereafter be issuable by the corporation.

Section 6.    General Covenants.

(a)    Series B Protective Provisions.

(i)    In addition to any other rights provided by law (and with respect to Subsections 6(a)(i)(A)-(C) and (E) below, for as long as at least 10,000,000 shares of Series B Preferred Stock shall be outstanding (as adjusted for any Recapitalizations)), this corporation shall not, without first obtaining the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of the Series B Preferred Stock, voting as a separate class:

(A)    declare or pay any dividends with respect to the Common Stock of this corporation or redeem, repurchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any shares of Preferred Stock or Common Stock (except for the repurchase of shares of Common Stock from employees, consultants, directors, or other service providers at a price that is equal to or less than the original purchase price paid by such employee, consultant, director or other service provider, pursuant to agreements under which the corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment, or in connection with the exercise by the corporation of any rights of first refusal);

(B)    effect a Change of Control transaction;

(C)    amend the corporation’s bylaws to increase or decrease the authorized number of directors to more than or less than nine (9);

(D)    create, authorize, issue or obligate itself to issue any new class or series of equity securities, or issue or obligate itself to issue any shares or securities exercisable for or convertible into equity securities, having any rights, preferences or privileges pari passu or senior to the Series B Preferred Stock; or

(E)    in any transaction or series of related transactions, directly or indirectly, seek to in-license, acquire or otherwise obtain the right to, any compounds, drugs or products not currently under development by the corporation, except (x) with respect to such transaction or series of related transactions that results in a commitment for expenditures by the corporation of less than $1,000,000 in any three (3) year period or (y) with respect to such transaction or series of related transactions that (1) under financial accounting policy and procedures of the corporation is required to receive approval of the majority of the members of the Board of Directors and (2) has been approved by at least a majority of the members of the Board of Directors (including the Series B Directors).

(ii)    For so long as at least 10,000,000 shares of Series B Preferred Stock shall be outstanding (as adjusted for any Recapitalizations), this corporation shall not, without first obtaining the affirmative vote or written consent of the holders of at least sixty percent (60%) of the outstanding shares of the Series B Preferred Stock, voting as a separate class:

(A)    amend, waive or repeal any provision of the corporation’s certificate of incorporation or bylaws, or effect a merger, consolidation or similar transaction, so as to modify in a material or adverse manner the rights, preferences or privileges of the Series B Preferred Stock; or

(B)    increase or decrease the number of authorized shares of Series B Preferred Stock.

(b)    Series A Protective Provisions.    In addition to any other rights provided by law and for as long as at least 10,000,000 shares of Series A Preferred Stock shall be outstanding (as adjusted for any Recapitalizations), this corporation shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Series A Preferred Stock, voting as a separate class:

(i)    amend, waive or repeal any provision of the corporation’s certificate of incorporation or bylaws, or effect a merger, consolidation or similar transaction, so as to modify in a material or adverse manner the rights, preferences or privileges of the Series A Preferred Stock; or

(ii)    increase or decrease the number of authorized shares of Series A Preferred Stock.

ARTICLE VI

Section 1.    No Redemption.

(a)    The Preferred Stock is not redeemable.

(b)    The Common Stock is not redeemable.

Section 2.    Common Stock.    The following is applicable to the Common Stock:

(a)    Dividend Rights.    Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

(b)    Liquidation Rights.    Upon the liquidation, dissolution or winding up of the corporation, the assets of the corporation shall be distributed as provided in Section 3 of Article V hereof.

(c)    Voting Rights.    The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The right to vote for directors shall be subject to Section 4 of Article V hereof.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by statute, except as otherwise provided in this Amended and Restated Certificate of Incorporation and subject to applicable law, the Board of Directors is expressly authorized to make, repeal, alter, amend or rescind any or all of the bylaws of the corporation. On or after July 9, 2004 the number of authorized shares of Common Stock of the corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the corporation representing a majority of the outstanding shares of stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VIII

Elections of directors at an annual or special meeting need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the bylaws of the corporation shall so provide.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the corporation.

ARTICLE X

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute and subject to the limitations set forth herein. All rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by the Delaware General Corporation Law, as the same may be amended from time to time, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is hereafter amended to authorize, with or without the approval of a corporation’s stockholders, further reductions in the liability of the corporation’s directors for breach of fiduciary duty, then a director of the corporation shall not be liable for any such breach to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article XI, by amendment of this Article XI or by operation of law, shall not adversely affect any right or protection of a director of the corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE XII

To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the corporation (and any other persons to which Delaware law permits the corporation to provide indemnification), through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or nonstatutory), with respect to actions for breach of duty to a corporation, its stockholders and others.

If and to the extent that the corporation may from time to time be or become subject to certain provisions of the California General Corporation Law (the “CGCL”) pursuant to Section 2115 thereof, then, as authorized by Section 317(g) of the CGCL, for the duration of any such period, the corporation is authorized to indemnify officers, directors, employees and agents of the corporation (or any other person to which applicable law permits the corporation to provide indemnification) in excess of that which is otherwise permitted under Section 317 of the CGCL, subject only to the limits created by applicable Delaware law (statutory or non-statutory) with respect to actions for breach of duty to the corporation, its stockholders or others.

Any repeal or modification of any of the foregoing provisions of this Article XII, by amendment of this Article XII or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent or other person existing at the time of, or increase the liability of any director of the corporation with respect to, any acts or omissions of such director, officer or agent occurring prior to such repeal or modification.

* * * * *

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TERCICA MEDICA, INC.

Tercica Medica, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

1.    John A. Scarlett is the duly elected and acting President and Chief Executive Officer of the Corporation.

2.    The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 14, 2001 and amended and restated most recently on July 9, 2003.

3.    Pursuant to Sections 228 and 242 of the Delaware General Corporation Law, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been duly approved by the board of directors and stockholders of the Corporation.

4.    Article I of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

       “The name of this corporation is Tercica, Inc.”

5.    The second sentence of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

       “The total number of shares of capital stock that the corporation is authorized to issue is 143,189,267 shares, of which 82,000,000 shares shall be Common Stock, par value $0.001 per share (the “Common Stock”), and 61,189,267 shares shall be Preferred Stock, par value $0.001 per share.”

IN WITNESS WHEREOF, Tercica Medica, Inc. has caused this Certificate of Amendment of its Amended and Restated Certificate of Incorporation to be executed by John A. Scarlett, its President and Chief Executive Officer, this 10th day of September, 2003.

/s/ JOHN A. SCARLETT

John A. Scarlett, M.D. President and Chief Executive Officer